PORTAL RESOURCES LTD.
2011 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
GENERAL INFORMATION

This Information Circular is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of Portal Resources Ltd. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general and special meeting (the “Meeting”) of the shareholders to be held on Friday, December 16, 2011 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

PROXIES

Solicitation of Proxies

The enclosed Proxy is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or, if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time at which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Voting by Beneficial Shareholders

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their Common Shares in their own name. Persons who hold Common Shares through their brokers, intermediaries, trustees or others (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such Common Shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such securities will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Common Shares held by brokers, agents or nominees can only be voted by those brokers, agents or nominees in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided with this Information Circular and ensure they communicate how they would like their securities voted in accordance with those instructions.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Information Circular and forms of proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through intermediaries to the OBOs. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs. Generally, an OBO who has not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare Investor Services Inc.; or

(b)

more typically, be given a voting instruction form (“VIF”) which is not signed by the intermediary, and which, when properly completed and signed by the OBO and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow.

The Meeting Materials are being sent to both registered shareholders of the Company and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a Proxy form. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.

VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Shareholder’s behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder, or the Beneficial Shareholder’s nominee, the right to attend and vote at the Meeting.

Beneficial Shareholders should return their voting instructions as specified in the VIF sent to them. Beneficial Shareholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it by an instrument in writing that is

(a)

received at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the meeting or any reconvened (if previously adjourned) meeting at which the proxy is to be used, or

(b)

provided to the chair of the meeting, at the Meeting, before any vote in respect of which the proxy is to be used shall have been taken.

or in any other manner provided by law.

NOBOs who wish to revoke their voting instructions should contact Computershare Investor Services Inc. at telephone number 1-800-564-6253. OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Voting of Proxies

Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxy agent named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only Common Shares carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors has fixed November 14, 2011 as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of November 14, 2011, 48,745,539 Common Shares were issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and executive officers of the Company, as at November 14, 2010, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares, except for the following:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
PINETREE CAPITAL LTD.	6,000,500	12%

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of one person who is, or who represents by proxy, a shareholder or shareholders holding (in the aggregate) at least 5% of the Company’s issued shares entitled to be voted at the Meeting.

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting, except with respect to the special resolution to approve the reduction of the Company’s share capital and deficit, a special majority of two-thirds (2/3) of the votes cast at the Meeting (in person or by proxy) will be required in order to pass this resolution. See “Particulars of Other Matters to be Acted Upon – Reduction of Share Capital and Deficit”.

APPOINTMENT OF AUDITOR

A change in the auditor of the Company will be proposed at the Meeting. The management-designated proxyholders named in the enclosed Proxy form intend to vote for the appointment of MNP LLP, Chartered Accountants, as the new auditor of the Company to replace De Visser Gray LLP. De Visser Gray LLP has been the Company’s auditor since the Company’s incorporation in August 2000.

National Instrument 51-102 on “Continuous Disclosure Obligations” (“NI 51-102”) specifies certain reporting requirements that apply when there is a proposed change in the auditor of a reporting issuer. NI 51-102 requires the Company to prepare a Notice of Change of Auditor and obtain letters from the former and successor auditors and send copies of these documents to relevant securities regulators and to the shareholders of the Company. Copies of these documents are attached to this Information Circular in Appendix A.

The Company is not aware of any reportable event (i.e. disagreement, consultation or unresolved issue) in connection with the proposed change of auditor of the Company.

At the Meeting, the shareholders will be asked to authorize the directors of the Company to fix the remuneration to be paid to the auditor of the Company.

ELECTION OF DIRECTORS

The number of directors of the Company was last fixed at six. At the Meeting, the shareholders will be asked to elect six directors. The persons named below are the six nominees of management for election as directors, all of whom are current directors of the Company. Each director elected will hold office until the next annual general meeting or until the director’s successor is elected or appointed unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in such shareholder’s Proxy that such shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by the nominee; the nominee’s present principal occupation or employment; the period during which the nominee has served as a director; and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of November 14, 2011.

Name, place of residence and positions with the Company	Present principal occupation, business or employment	Period served as a director	Common Shares beneficially owned or controlled/ directed

MARK T. BROWN (1) British Columbia, Canada Chief Financial Officer, Secretary and Director	President, Pacific Opportunity Capital Ltd. (accounting and management consulting company)	Since August 14, 2000	477,500(3)

DAVID N. HOTTMAN (2) British Columbia, Canada Chairman, President, Chief Executive Officer and Director	Chairman, CEO and President of the Company from August 2000 to present; President and Chief Executive Officer of Orestone Mining Corp., a mineral exploration company, since June 2011.	Since August 14, 2000	1,724,900

JOHN M. MACRAE British Columbia, Canada Director	Self-employed geological consultant; President of XWUP XWUP Energy Inc. (a consulting company) from 2006 to present	Since September 9, 2010	30,000

GARY D. NORDIN (2) British Columbia, Canada Director	President of Discovery Resource Corp. (a consulting company) from October 2008 to present.	Since May 26, 2010	905,000(4)

BARRY J. REID Alberta, Canada Chief Operating Officer and Director	President of Bay Trail Resources Ltd. (a private oil and gas company) from 2008 to present.	Since September 9, 2010	450,000 (5)

FRANK WHEATLEY (1)(2) British Columbia, Canada Director	Director and Executive Director Corporate Affairs and Strategy of Talison Lithium Limited (a mining company) from January 2010 to present.	Since May 4, 2004	47,700

(1)

Member of the Corporate Governance Committee.

(2)

Member of the Audit Committee.

(3)

All of these Common Shares are held by two companies controlled by Mr. Brown.

(4)

Of these Common Shares, 340,000 Common Shares are held by a company controlled by Mr. Nordin.

(5)

Of these Common Shares, 425,000 Common Shares are held by a company controlled by Mr. Reid.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

(b)

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

No proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Frank Wheatley was a director of Constellation Copper Corporation (“Constellation Copper”) until December 22, 2008. On November 15, 2007, management of Constellation Copper applied for and were issued a management cease trade order by the British Columbia and Ontario Securities Commissions for failure to file Constellation Copper’s interim financial statements and related management’s discussion and analysis for the period ended September 30, 2007. These orders were rescinded/revoked on January 16, 2008 and January 17, 2008, respectively, following the filing of the applicable documents. On December 23, 2008, Constellation Copper filed an assignment of bankruptcy under the Bankruptcy and Insolvency Act (Canada) and between January 2009 and April 2009 the securities regulatory authorities issued various cease trade orders against Constellation Copper for the failure to file its interim financial statements and related management's discussion and analysis for the interim period ended September 30, 2008.

CORPORATE GOVERNANCE DISCLOSURE

The following description of the corporate governance practices of the Company is provided further to National Instrument 58-101 on “Disclosure of Corporate Governance Practices” (“NI 58-101”) and the disclosure prescribed for “Venture Issuers” such as the Company.

Board of Directors

The Board recognizes that it is responsible for the stewardship of the Company, overseeing the conduct of the Company’s business and supervising management of the Company who remain responsible for the conduct of the business. The Board exercises its independent supervision by holding regular board meetings and soliciting input from management and the Company’s auditor as required.

The Board of Directors currently consists of six directors, three of whom are considered to be independent. John MacRae, Gary Nordin and Frank Wheatley are considered independent. The remaining directors are not considered independent as they presently act as executive officers of the Company — Mark T. Brown is the Chief Financial Officer and Secretary of the Company, David N. Hottman is Chairman, President and Chief Executive Officer of the Company and Barry Reid is the Chief Operating Officer of the Company.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company separately to the independent directors of the Board annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The audit committee which will be composed of a majority of independent directors meet with the Company's auditors without management being in attendance.

The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. Independent supervision of management is further accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. In addition, the Board may appoint from time to time an independent, lead director to direct Board operations.

Directorships

The current and proposed directors of the Company are presently directors of other reporting issuers in Canada or elsewhere as set out below:

Director	Other Reporting Issuers
Mark T. Brown	Almaden Minerals Ltd. Animas Resources Ltd. Avrupa Minerals Ltd. Estrella Gold Corporation Fox Resources Ltd. Rare Element Resources Ltd. Strategem Capital Corporation Sutter Gold Mining Inc.
David N. Hottman	Orestone Mining Corp.
Gary Nordin	Canasil Resources Inc. Fortunate Sun Mining Company Limited Orestone Mining Corp. Rae Wallace Mining Company
Frank Wheatley	Lithic Resources Ltd. Talison Lithium Limited Teranga Gold Corporation

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company; and

3.

access to management.

Board members are encouraged to communicate with management, the auditor and technical consultants to keep themselves current with industry trends and developments and changes in legislation with management’s assistance and to attend related industry seminars. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance and ethical business conduct as an integral component to the success of the Company and to meet responsibilities to shareholders. Due to the size of the
Company and its present level of activity, the Company has not adopted a formal Code of Conduct.

The Board will consider the need to implement a formal Code of Conduct as the Company's operational activities continue to grow.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. The Board determines new nominees to the Board through recommendations of the Corporate Governance Committee. The nominees may also be the result of recruitment efforts by other Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Corporate Governance Committee monitors the performance of individual Board members or committee members or their contributions.

Compensation

The current independent Directors are John MacRae, Gary Nordin and Frank Wheatley. These Directors have the responsibility for determining compensation for the directors and senior management based on recommendations received from the Corporate Governance Committee.

To determine compensation payable, the independent directors review compensation paid for directors and CEOs of companies of similar size and stage of development in the natural resource industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent directors annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

In addition to the Audit Committee, the Company has a Corporate Governance Committee which is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.

The Corporate Governance Committee is also tasked with the following responsibilities:

(i)

developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;

(ii)

in conjunction with the Chairman, assigning Board members to the various committees of the Board;

(iii)

reviewing annually or more often if appropriate: (a) committee members’ qualifications and requirements; (b) committee structure (including authority to delegate); and (c) committee performance (including reporting to the Board). The committee is to make recommendations to the Board, as appropriate, based on its review;

(iv)

recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board;

(v)

developing and recommending to the Board corporate governance principles applicable to the Company;

(vi)

monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

(vii)

in conjunction with the Chairman, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;

(viii)

reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s terms of reference and recommending any proposed changes to the Board for approval. The Corporate Governance Committee must also annually review its own performance;

(ix)

monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its senior executives; and

(x)

reviewing the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being a director.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE DISCLOSURE

Pursuant to the Business Corporations Act (British Columbia) and NI 52-110, the Company is required to have an audit committee.

Audit Committee Charter

Pursuant to NI 52-110, the Company’s audit committee is required to have a charter. A copy of the Company’s Audit Committee Charter is set out in Appendix B to this Information Circular.

Composition of the Audit Committee

As at the date of this Information Circular, the following is information on the members of the Company’s Audit Committee:

Name	Independent	Financial Literacy
Frank Wheatley (Chair)	Yes	Yes
David N. Hottman	No	Yes
Gary Nordin	Yes	Yes

Relevant Education and Experience

The following describes the relevant education and experience of the members of the Audit Committee:

Frank Wheatley — Mr. Wheatley is currently the Executive Director — Corporate Affairs and Strategy of Talison Lithium Limited (TSX:TLH). Prior to this, Mr. Wheatley was the Vice-President and General Counsel of Gabriel Resources Ltd. (TSX: GBU), an exploration and development company focusing on gold projects in Romania from 2000 to 2009, and prior to which, the President and Chief Operating Officer of Gabriel Resources Ltd. from April 1999 to October 2000. Prior to this he was Vice President, Legal Affairs of Eldorado Gold Corporation, prior to which he was in private practice with the law firm of Smith Lyons LLP in Vancouver. Mr. Wheatley has 25 years’ experience as a director and senior officer of, and legal counsel to, a number of Canadian public mining companies and has extensive legal and business experience in the mineral industry, particularly in the areas of public financing, project debt financing, permitting of large scale mining projects, and strategic mergers and acquisitions in the international minerals industry. In the course of that experience, he has reviewed financial statements, attained familiarity with various accounting principles and considered the requirements for an understanding of the needs for internal controls and procedures. Mr. Wheatley received his Bachelor of Commerce Degree and Bachelor of Laws Degree from the University of British Columbia.

David N. Hottman – Mr. Hottman is a founder of the Company and currently serves as the President and CEO. Mr. Hottman was a founder of Nevada Pacific Gold Ltd. serving as Chairman and CEO until its acquisition by US Gold Corporation in 2007. Prior to that, Mr. Hottman was a founding team member of Eldorado Gold Corporation (1992 to 1997). During his career, Mr. Hottman has been involved in raising over $300 million for these companies. In the course of that experience, he has reviewed financial statements, attained familiarity with various accounting principles and considered the requirements for an understanding of the needs for internal controls and procedures.

Gary Nordin – Mr. Nordin was a co-founding Director and Vice President of Bema Gold Corporation where he served as a leading exploration geologist. As a founding Director, Executive Vice President and Chief Consulting Geologist of Eldorado Corporation Ltd. from 1990 to 2000, Mr. Nordin participated in the discovery and development of several important gold deposits. Mr. Nordin has served on the Board of Directors of several publicly listed exploration and mining companies, and served as a Director of Nevada Pacific Gold Ltd. before its takeover by US Gold Corporation. He is currently a Director of Canasil Resources, Rae Wallace Mining Company, Fortunate Sun Mining Company Limited and a director and Vice-President Exploration with Orestone Mining Corp.

Audit Committee Oversight

At no time since July 1, 2010 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s Board of Directors.

Reliance on Certain Exemptions

At no time since July 1, 2010 has the Company relied on the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 by a securities regulatory authority or regulator.

Pre-approval Policies and Procedures for Non-Audit Services

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s auditor in each of the last two financial years of the Company for services in each of the categories indicated are as follows:

Financial Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
June 30, 2011	$23,000	Nil	$1,500	Nil
June 30, 2010	$15,000	Nil	$1,500	Nil

(1)

Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not reported under “Audit Fees”.

(2)

Pertains to professional services for tax compliance, tax advice, and tax planning. The nature of the services comprising the fees disclosed under this category include the preparation of tax returns.

(3)

Pertains to products and services other than services reported under the other categories.

Venture Issuers Exemption

The Company is relying upon the exemption in section 6.1 of NI 52-110 which exempts “venture issuers” from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS Executive Compensation

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)

an individual who acted as the Company’s chief executive officer (“CEO”) for any part of the Company’s most recently completed financial year;

(b)

an individual who acted as the Company’s chief financial officer (“CFO”) for any part of the Company’s most recently completed financial year;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

In respect of the Company’s financial year ended June 30, 2011, the Company had three Named Executive Officers, namely David N. Hottman, the Company’s Chairman, President and Chief Executive Officer, Barry J. Reid, the Company’s Chief Operating Officer, and Mark T. Brown, the Company’s Chief Financial Officer and Secretary.

Compensation Discussion and Analysis

The current independent Directors of the Company are John MacRae, Gary Nordin and Frank Wheatley. These Directors have the responsibility for determining compensation for the directors and senior management based on recommendations received from the Corporate Governance Committee. The Corporate Governance Committee and the independent Directors meet to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company's compensation strategy are to:

(a)

compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

(b)

align management's interests with the long-term interest of shareholders;

(c)

provide a compensation package that is commensurate with other junior natural resource companies to enable the Company to attract and retain talent; and

(d)

to ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a junior natural resource company without a history of earnings.

The independent Directors ensure that total compensation paid to all Named Executive Officers, as hereinafter defined, is fair and reasonable. The independent Directors rely on the experience of its members as officers and directors with other junior natural resource companies in assessing compensation levels.

Analysis of Elements of Compensation

Base salary will be used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The Company considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Company to reward each Named Executive Officer's efforts to increase value for shareholders without requiring the Company to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Company's stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Company's stock option plan.

Named Executive Officers’ Compensation

The components of Chief Executive Officer compensation are the same as those which apply to the other senior executive officers of the Company (other than the CFO), namely base salary, performance bonus (which is subject to targets being achieved) and long-term equity incentives. The independent Directors present their recommendations to the Board with respect to the Chief Executive Officer’s compensation. In setting the recommended salary of the Chief Executive Officer, the independent Directors take into consideration the recommendations of independent consultants and the salaries paid to other chief executive officers in the mining industry and in the oil and gas industry. In setting the salary, performance bonus and long-term incentives for the Chief Executive Officer, the independent Directors evaluate the performance of the Chief Executive Officer in light of his impact on the achievement of the Company’s goals and objectives.

Compensation for David Hottman as Chief Executive Officer was determined in August 2008 and was increased in November 2010. Mr. Hottman is directly compensated through an annual fixed salary (subject to change as the Board of Directors may determine from time to time) for his services as CEO. Mr. Hottman does not receive bonus pay. Mr. Hottman also receives option based compensation periodically. See “Executive Compensation – Summary Compensation Table” for the amounts paid by the Company to Mr. Hottman which are attributable to Mr. Hottman’s services as CEO.

Compensation for Barry Reid as Chief Operating Officer was determined in November 2010. Mr. Reid is directly compensated through an annual fixed salary (subject to change as the Board of Directors may determine from time to time) for his part-time services as COO. Mr. Reid does not receive bonus pay. Mr. Reid also receives option based compensation periodically. See “Executive Compensation – Summary Compensation Table” for the amounts paid by the Company to Mr. Reid which are attributable to Mr. Reid’s services as COO.

Compensation for Mark T. Brown as Chief Financial Officer was determined in January 1, 2008 and remains unchanged. Mr. Brown is indirectly compensated through a consulting agreement between the Company and Pacific Opportunity Capital Ltd., a firm controlled by Mr. Brown, pursuant to which the Company pays consulting fees for the services of Mr. Brown as CFO and for financial and administrative services, which include the review and analysis of the preparation of financial statements and the management discussion and analysis, review and analysis of contractual documents, supervision of the accounting staff, preparation of financial information for auditors and tax-related filings. All of the consulting fees paid to Pacific Opportunity Capital Ltd. can be attributed to Mr. Brown’s services as CFO. Mr. Brown is the President and a director of Pacific Opportunity Capital Ltd. See “Executive Compensation – Summary Compensation Table” for the amounts paid by the Company to Mr. Brown’s firm which are attributable to Mr. Brown’s services as CFO.

Option-based Awards

The Company's stock option plan (the “Stock Option Plan”) is used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company.

In determining the number of options to be granted to the executive officers, the Directors take into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX Venture Exchange (the “TSX-V”), and closely align the interests of the executive officers with the interests of shareholders.

On November 8, 2011, the Board of Directors of the Company approved a new Stock Option Plan for the Company (the “New Plan”) which, among other things, changed the Company’s Stock Option Plan from a “fixed number” plan to a “rolling 10%” plan, where up to 10% of the Company’s outstanding Common Shares may be reserved for issuance pursuant to stock options granted or governed under the New Plan from time to time.

A complete copy of the New Plan is set out in Appendix C to this Information Circular.

The adoption of the New Plan is subject to confirmation and ratification by the shareholders at the Meeting. See “Particulars of Other Matters to be Acted Upon – Adoption of New Stock Option Plan”.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates during the Company’s financial years ended June 30, 2011, 2010 and 2009 by the Named Executive Officers.

					Non-equity incentive plan compensation ($)
				Option-		Long-
			Share-	based	Annual	term		All other	Total
			based	awards	incen-	incen-	Pension	compen	compen
Name and principal		Salary	awards	(1)	tive	tive	value	-sation	-sation
position	Year	($)	($)	($)	plans	plans	($)	($)	($)
DAVID N. HOTTMAN(2)	2011	139,500	Nil	Nil	Nil	Nil	Nil	(3)	139,500
Chief Executive Officer	2010	120,000	Nil	Nil	Nil	Nil	Nil	(3)	124,745
	2009	113,583	Nil	45,432	Nil	Nil	Nil	(3)	163,145
MARK T. BROWN(2)	2011	6,340(4)	Nil	Nil	Nil	Nil	Nil	Nil	6,340
Chief Financial Officer	2010	11,195(4)	Nil	Nil	Nil	Nil	Nil	Nil	11,195
	2009	9,707(4)	Nil	18,432	Nil	Nil	Nil	Nil	28,139
BARRY J. REID(2)(5)	2011	104,500	Nil	37,740	Nil	Nil	Nil	(3)	142,240
Chief Operating Officer

(1)

Amounts are based on the grant date fair value of the award for the covered financial year using the Black-Scholes pricing model, which is the valuation methodology used by the Company in accordance with Section 3870 of the CICA Handbook. The Company chose this methodology as it is the standard for exploration companies in Canada and has been consistently applied by the Company for valuing option based awards by the Company since its inception. The following weighted-average assumptions were used: risk-free interest rate: 2.32 – 2.67% (2011), 1.50 – 2.90% (2009); expected share price volatility: 144 – 146% (2011), 121 – 227% (2009); expected years of option life: 5 years (2011), 5 years (2009); expected dividend yield: Nil (2011), Nil (2009).

(2)

David Hottman, Mark Brown and Barry Reid also serve as directors of the Company and did not receive compensation for services as a director.

(3)

The aggregate amount of perquisites and other personal benefits, securities or property paid to or on behalf of each of David Hottman and Barry Reid did not exceed the lesser of $50,000 and 10% of the total salary of Mr. Hottman and Mr. Reid for the financial year, respectively.

(4)

This amount represents all of the consulting fees paid to a company controlled by Mark Brown for his services as CFO. See “Named Executive Officers’ Compensation”.

(5)

Barry Reid was appointed Chief Operating Officer of the Company on September 9, 2010.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets out information on option-based awards and share-based awards outstanding at the end of the financial year ended June 30, 2011 with respect to the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
David N. Hottman	200,000(2)	0.52	December 5, 2011	Nil	N/A	N/A
	300,000(2)	0.20	October 7, 2013	12,000
	228,600(2)	0.12	June 8, 2014	27,432
Barry J. Reid	100,000(2)	0.20	May 15, 2015	4,000	N/A	N/A
	300,000(3)	0.14	September 9, 2015	30,000
Mark T. Brown	141,400(2)	0.52	December 5, 2011	Nil	N/A	N/A
	150,000(2)	0.20	October 7, 2013	6,000
	78,600(2)	0.12	June 8, 2014	9,432

(1)

Represents the difference between the market value of the Common Shares underlying the options on June 29, 2011 (based on $0.24 closing price of the Common Shares on the TSX-V on that date).

(2)

As at June 30, 2011, all of these stock options had fully vested.

(3)

As of June 30, 2011, 75% of these options had vested and the final 25% vested on September 10, 2011.

Incentive plan awards – value vested or earned during the year

The following table sets out the value of option-based awards and share-based awards which vested during the financial year ended June 30, 2011 and the value of non-equity incentive plan compensation earned during the financial year ended June 30, 2011 with respect to the Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David N. Hottman	Nil	N/A	Nil
Barry J. Reid	15,750	N/A	Nil
Mark T. Brown	Nil	N/A	Nil

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

Neither the Company, nor its subsidiaries, have a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or its subsidiaries, or a change in responsibilities of the NEO following a change in control.

Director Compensation Director Compensation Table

The following table sets out all amounts of compensation provided to the directors of the Company (other than directors who were not then Named Executive Officers) during the financial year ended June 30, 2011. For directors who were Named Executive Officers, see “Executive Compensation – Summary Compensation Table”.

	Fees earned	Share- based awards	Option- based awards (1)	Non-equity incentive plan compensation	Pension value	All other compen- sation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Gary Nordin	8,000	Nil	Nil	Nil	N/A	Nil	8,000
John MacRae	6,667	Nil	21,005	Nil	N/A	63,450(2)	91,122
Frank Wheatley	10,000	Nil	Nil	Nil	N/A	Nil	10,000
Joe Tai (3)	1,333	Nil	Nil	Nil	N/A	Nil	1,333
Winnie Wong (4)	1,333	Nil	Nil	Nil	N/A	Nil	1,333

(1)

The following weighted average assumptions were used: risk-free interest rate: 2.32 – 2.67%; expected share price volatility: 144 – 146%; expected years of option life: 5 years; expected dividend yield: Nil.

(2)

John MacRae received consulting fees for geological and technical consulting services for oil and gas exploration through a consulting company of which he is the president.

(3)

Joe Tai ceased to be a director of the Company on September 9, 2010.

(4)

Winnie Wong ceased to be a director of the Company on September 9, 2010.

Other than as disclosed herein, the Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has an arrangement whereby each independent Director is paid a director’s fee at the rate of $2,000 per quarter (prorated in accordance with the Director’s commencement/resignation date). In addition, an independent Director who also serves as a committee chairman is paid an additional $2,000 per annum while acting as committee chairman.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Outstanding share-based awards and option-based awards

The following table sets out all option-based awards and share-based awards outstanding at the end of the financial year ended June 30, 2011 with respect to directors of the Company who were not then Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
John MacRae	100,000(3)	0.20	May 18, 2015	4,000	N/A	N/A
	100,000(2)	0.14	September 9, 2015	10,000	N/A	N/A
Gary Nordin	175,000(3)	0.20	October 7, 2013	7,000	N/A	N/A
	200,000(3)	0.12	June 8, 2014	24,000
Frank Wheatley	100,000(3)	0.52	December 5, 2011	Nil	N/A	N/A
	150,000(3)	0.20	October 7, 2013	6,000
	50,000(3)	0.12	June 8, 2014	6,000
Joe Tai(4)	Nil	N/A	N/A	N/A	N/A	N/A
Winnie Wong(5)	Nil	N/A	N/A	N/A	N/A	N/A

(1)

Represents the difference between the market value of the Common Shares underlying the options on June 29, 2011 (based on $0.24 closing price of the Common Shares on the TSX-V on that date).

(2)

As of June 30, 2011, 75% of these stock options had vested and the final 25% vested on September 10, 2011.

(3)

As at June 30, 2011, all of these stock options had fully vested.

(4)

Joe Tai ceased to be a director of the Company on September 9, 2010.

(5)

Winnie Wong ceased to be a director of the Company on September 9, 2010.

Incentive plan awards – value vested or earned during the year

The following table sets out the value of option-based awards and share-based awards which vested during the financial year ended June 30, 2011 and the value of non-equity incentive plan compensation earned during the financial year ended June 30, 2011 with respect to the directors of the Company who were not then Named Executive Officers.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John MacRae	3,750	N/A	Nil
Gary Nordin	Nil	N/A	Nil
Frank Wheatley	Nil	N/A	Nil
Joe Tai(1)	Nil	N/A	Nil
Winnie Wong(2)	Nil	N/A	Nil

(1)

Joe Tai ceased to be a director of the Company on September 9, 2010.

(2)

Winnie Wong ceased to be a director of the Company on September 9, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at June 30, 2011.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	3,840,600(2)	$0.22	185,730
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,840,600	$0.22	185,730

(1)

The Stock Option Plan is the only equity compensation plan in this category.

(2)

Under the Company’s Stock Option Plan, a maximum of 4,447,730 Common Shares may be issued in respect of options granted thereunder. Subject to shareholder approval at the Meeting, the New Plan will effectively replace the Stock Option Plan and all outstanding stock options granted under the Stock Option Plan will be governed by the New Plan. The New Plan will be a “rolling 10%” plan whereby up to 10% of the Company’s issued and outstanding Common Shares at any time may be reserved for issuance pursuant to option grants governed by the New Plan. For material features of the New Plan, see “Particulars of Other Matters to be Acted Upon – Adoption of New Stock Option Plan”. A copy of the New Plan is set out in Appendix C to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed below and in this Information Circular or as disclosed in a previous information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since July 1, 2009 or in any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Adoption of New Stock Option Plan

On November 8, 2011, the Board of Directors of the Company adopted the New Plan which, among other things, changed the Company’s Stock Option Plan from a “fixed number” plan to a “rolling 1 0%” plan, where up to 10% of the Company’s outstanding Common Shares may be reserved for issuance pursuant to stock options granted or governed under the New Plan from time to time. In addition, the New Plan does not contain certain undesirable restrictions contained in the previous Stock Option Plan.

The following is a summary of the material terms of the New Plan:

•

Any options previously granted by the Company which were outstanding as at November 8, 2011 will be deemed to have been issued under and will be governed by the terms of the New Plan.

•

The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the New Plan is 10% of the issued and outstanding Common Shares from time to time.

•

The aggregate number of optioned Common Shares granted to any one optionee in a 12-month period must not exceed 5% of the issued and outstanding Common Shares, unless the Company has obtained disinterested shareholder approval if and as may be required by the TSX-V.

•

The number of optioned Common Shares granted to any one consultant in a 12-month period must not exceed 2% of the issued and outstanding Common Shares.

•

The aggregate number of optioned Common Shares granted to optionees who are employed to provide investor relations activities must not exceed 2% of the issued and outstanding Common Shares of the Company in any 12-month period.

•

The exercise price for options granted under the New Plan will not be less than the market price of the Common Shares less applicable discounts permitted by the TSX-V. The Company has followed the practice of granting all stock options at or above the market price of the Common Shares.

•

Options may be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company.

•

Options granted under the New Plan are non-assignable, except by will or the laws of descent and distribution.

•

Options granted to any optionee who is a director, officer, employee, consultant or person engaged in investor relations activities shall expire the earlier of: (a) that date which is 30 days after the optionee ceases to be in at least one of such categories unless an earlier date is provided for in the optionee’s option agreement; and (b) the expiry of the option period. The Company may extend the period specified in the aforementioned subparagraph (a) in respect of any option for a specified period up to the expiry of the option period.

•

For so long as the Common Shares are listed on the TSX-V, any Common Shares issued pursuant to the exercise of options that (a) were granted to an optionee who was a director, officer, promoter or significant shareholder of the Company; or (b) had an exercise price per share that was less than the market price, would be subject to a four-month hold period commencing on the date of grant of the option.

•

The Board of Directors may, in its discretion but subject to any necessary regulatory approvals, provide for the extension of the exercisability of a stock option, accelerate the vesting or exercisability of any option, eliminate or make less restrictive any restrictions contained in an option, waive any restriction or other provision of the New Plan or an option or otherwise amend or modify an option in any manner that is either (a) not adverse to the optionee or (b) consented to by such optionee.

•

The vesting schedule for each option shall be determined by the Board of Directors at the time the option is granted and shall be specified in the option agreement in respect of the option.

•

if there is a takeover bid or tender offer made for all or any of the issued and outstanding Common Shares, then the Board of Directors may, by resolution, permit all outstanding options to become immediately exercisable in order to permit the Common Shares issuable under such options to be tendered to such bid or offer.

A complete copy of the New Plan is also set out in Appendix C to this Information Circular.

Pursuant to the TSX V’s Policy 4.4, the New Plan must be approved by the shareholders of the Company at the Meeting. As the New Plan is a “rolling 10%” plan (i.e. up to 10% of the outstanding Common Shares from time to time may be reserved for issuance for options granted under the New Plan), TSX-V Policy 4.4 also requires the New Plan to be re-approved by the shareholders annually at each annual general meeting.

The text of the proposed resolution to ratify and confirm the adoption of the New Plan is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT the Company’s Stock Option Plan, as approved by the Board of Directors on November 8, 2011 and as set forth in Appendix C to the Company’s Information Circular dated November 18, 2011, be and it is hereby approved, ratified and confirmed and that the Board of Directors of the Company be authorized to make any changes thereto as may be required by the TSX Venture Exchange.”

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution.

Reduction of Share Capital and Deficit

The Company’s audited balance sheet as at June 30, 2009 disclosed that the Company’s paid-up share capital was $14,760,161, with a corresponding and offsetting cumulative deficit of $13,671,414. These figures represent historical totals pertaining to mineral exploration in Argentina and the United States.

At the end of the Company’s fiscal year 2009, all of the Company’s mineral exploration properties in Argentina and the United States were abandoned and written off by the Company. The historic value and deficits accumulated in respect of these abandoned properties have no present bearing or reference to the Company’s new business of oil and gas exploration and production in Western Canada. Accordingly, the Board of Directors of the Company have recommended that shareholder approval be obtained in order to reduce the Company’s share capital and accumulated deficit so that the Company’s financial position is more reflective of the Company’s present business.

Shareholders will be asked at the Meeting to approve the following special resolution:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

Pursuant to subsection 74(1)(b) of the Business Corporations Act (British Columbia), the paid-up capital of the Company shall be reduced by $13,671,414, being the amount that is unrepresented by net available assets of the Company;

2.

The amount of the reduction in paid-up capital of the Company authorized in paragraph 1 above shall be applied to the Company’s accumulated deficit, such that the accumulated deficit shall be reduced by $13,671,414;

3.

Any one or more officers or directors of the Company be hereby authorized for and on behalf of the Company to do all such acts and things and to execute and deliver all such statements, forms and other documents as such person or persons may consider advisable in connection with the foregoing resolutions, and execution by any such person or persons shall be conclusive proof of his or their authority to act and to execute on behalf of the Company; and

4.

Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors of the Company is hereby authorized, at its discretion to revoke this special resolution, in whole or in part, at any time before it is acted upon, without further approval of the shareholders of the Company.”

As paid-up capital represents an amount that the Company may potentially return to its shareholders without being characterized as a dividend, shareholders are advised that the reduction in paid-up capital could result in increased tax payable if there were ever to be a return of capital to shareholders.

A special majority of two-thirds (2/3) of the votes cast at the Meeting in person or by proxy is required in order to pass the above special resolution.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended June 30, 2011 which are available on SEDAR and may also be obtained by sending a written request to the President of the Company at the Company’s head office located at Suite 750, 625 Howe Street, Vancouver, British Columbia V6C 2T6.

DATED the 18th day of November, 2011.

BY ORDER OF THE BOARD

"David N. Hottman"

DAVID N. HOTTMAN

President, Chairman and Chief Executive Officer

PORTAL RESOURCES LTD.

NOTICE OF CHANGE OF AUDITOR
PURSUANT TO SECTION 4.11 OF NATIONAL INSTRUMENT 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

TO:

DeVisser Gray LLP, Chartered Accountants

AND TO:

MNP LLP, Chartered Accountants

Portal Resources Ltd. (the "Company") provides notice pursuant to section 4.11 of National Instrument 51-102 ("NI 51-102") of a proposed change in the auditor of the Company from DeVisser Gray LLP, Chartered Accountants to MNP LLP, Chartered Accountants and confirms the following:

1.

Further to the recommendation of the Audit Committee, the Board of Directors of the Company determined on November 8, 2011 (being the deemed “date of termination” for the purposes of NI 51-102) to propose to its shareholders at the 2011 annual general and special meeting of the Company that MNP LLP, Chartered Accountants be appointed as the auditor of the Company upon the expiry of the term of appointment of DeVisser Gray LLP, Chartered Accountants as auditor of the Company at the close of the 2011 annual general and special meeting and considered and approved the proposed change of auditor of the Company;

2.

There were no reservations or modified opinions contained in the auditor's reports of DeVisser Gray LLP, Chartered Accountants on the annual financial statements of the Company for the two most recently completed financial years preceding the date of termination or for any subsequent period preceding the date of termination; and

3.

In the opinion of the Company, there are no "reportable events" (as that term is defined in NI 51-102).

The Company requests that each of DeVisser Gray LLP, Chartered Accountants and MNP LLP, Chartered Accountants review this Notice and provide the Company on or before November 18, 2011 with a letter addressed to the British Columbia Securities Commission and the Alberta Securities Commission stating whether it agrees, disagrees or has no basis to agree or disagree with the above statements in accordance with section 4.11 of NI 51-102.

DATED this 8th day of November, 2011.

PORTAL RESOURCES LTD.

“Mark T. Brown”

Per:

Mark T. Brown

Chief Financial Officer

November 14, 2011

Alberta Securities Commission

British Columbia Securities Commission

Portal Resources Ltd.

Dear Sirs/Mesdames

Re: Portal Resources Ltd. (“the Company”) - Notice Pursuant to NI 51–102 of Change of  Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated November 8, 2011 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours truly,

DeVisser Gray LLP. Chartered Accountants

cc: TSX Venture Exchange

November 8, 2011

Alberta Securities Commission

British Columbia Securities Commission

Portal Resources Ltd.

Dear Sirs:

Re: Portal Resources Ltd. (“the Company”) - Notice of Change of Auditor

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administration (“NI-102”) in connection with the change of auditor form DeVisser Gray LLP, Chartered Accountants (“DeVisser Gray”) to MNP LLP effective upon the close of the Company’s 2011 annual and special meeting.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditor dated November 8, 2011 (the “Notice”) prepared by the Company. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statement contained in the Notice that relate to DeVisser Gray LLP, Chartered Accountants.

Yours very truly,

MNP LLP

cc: TSX Venture Exchange

ACCOUNTING › CONSULTING › TAX 800, 700 t 6TH AVENUE SW, CALGARY, AB T2P 0T8 1.877.500.0792 P: 403.263.3385 F: 403.648.4115 mnp.ca

APPENDIX B

PORTAL RESOURCES LTD.
(the “Company”)

Audit Committee Charter

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (“Board”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. The Committee’s primary duties and responsibilities are to:

·

serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

·

review and appraise the performance of the Company’s external auditor; and

·

provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board.

Composition

The Committee shall be comprised of at least three directors as determined by the Board, all of whom shall be “independent” directors except as permitted by applicable securities regulatory guidelines (including applicable exemptions while the Company is a “venture issuer” within the meaning of applicable securities legislation). A quorum of the Committee shall be a majority of the members. Each member of the Committee will be a member of the Board. In the event of an equality of votes, the Chair of the Committee shall not have a second casting vote.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least once annually, or more frequently as circumstances dictate or as may be prescribed by securities regulatory requirements. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditor in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.

Documents/Reports

(a)

review and update, if applicable or necessary, this Audit Committee Charter annually;

(b)

review with management and the independent auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available;

(c)

review analyses prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

(d)

review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company;

(e)

review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the external auditor, based on the terms of reference agreed upon by the external auditor and the Committee;

(f)

review expenses of the Board Chair and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer annually; and

(g)

ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

.2.

External Auditor

(a)

review annually, the performance of the external auditor who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

(b)

obtain annually, a formal written statement of external auditor setting forth all relationships between the external auditor and the Company;

(c)

review and discuss with the external auditor any disclosed relationships or services that may have an impact on the objectivity and independence of the external auditor;

(d)

take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)

recommend to the Board the selection and, where applicable, the replacement of the external auditor nominated annually for shareholder approval;

(f)

recommend to the Board the compensation to be paid to the external auditor;

(g)

at each meeting, where desired, consult with the external auditor, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;

(h)

review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(i)

review with management and the external auditor the audit plan for the year-end financial statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

(i)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than 5% of the total amount of fees paid by the Company and subsidiaries to the Company’s external auditor during the fiscal year in which the services are provided;

(ii)

the Company or a subsidiary did not recognize the services as non-audit services at the time of the engagement; and

(iii)

the services are promptly brought to the attention of the Committee and approved, prior to completion of the audit, by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee.

3.

Financial Reporting Processes

(a)

in consultation with the external auditor, review with management the integrity of the Company’s financial reporting process, both internal and external;

(b)

consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)

consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditor and management;

(d)

review significant judgments made by management in the preparation of the financial statements and the view of the external auditor as to appropriateness of such judgments;

(e)

following completion of the annual audit, review separately with management and the external auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)

review any significant disagreement among management and the external auditor in connection with the preparation of the financial statements;

(g)

review with the external auditor and management the extent to which changes and improvements in financial or accounting practices have been implemented;

(h)

review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;

(i)

review certification process;

(j)

establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(k)

establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

4.

Other

(a)

review any material related party transactions;

(b)

engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)

to set and pay compensation for any independent counsel and other advisors employed by the Committee.

APPENDIX C
PORTAL RESOURCES LTD.

AMENDED AND RESTATED STOCK OPTION PLAN
(Approved by the Board of Directors on November 8, 2011)

1.

Objectives

The Plan is intended as an incentive to attract and retain qualified directors, senior officers, Employees, Management Company Employees, Consultants and Consultant Companies of the Company and its Affiliates, to promote a proprietary interest in the Company and its Affiliates among such persons, and to stimulate the active interest of such persons in the development and financial success of the Company and its Affiliates.

2.

Definitions

2.1

As used in the Plan, the terms set forth below shall have the following respective meanings:

(a)

“Affiliate”, when referring to the relationship between two companies, means that one of them is the subsidiary of the other, or each of them is controlled by the same person or entity;

(b)

“Board” means the board of directors of the Company;

(c)

“Committee” means the Board or such committee of the Board that the Board may, in accordance with section 3.1 hereof, designate to administer the Plan;

(d)

“Company” means Portal Resources Ltd., a company existing under the laws of the Province of British Columbia;

(e)

“Consultant” means, in relation to the Company, an individual or Consultant Company, other than an Employee or a Director/Officer of the Company, that:

(i)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate of the Company, other than services provided in relation to a distribution of securities;

(ii)

provides the services under a written contract between the Company or the Affiliate of the Company and the individual or the Consultant Company;

(iii)

in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate of the Company; and

(iv)

has a relationship with the Company or an Affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(f)

“Consultant Company” means, for an individual Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(g)

“Date of Grant” means the date an Option is granted by the Committee to the Optionee, subject to any regulatory or other approvals or conditions;

(h)

“Directors/Officers” means directors, senior officers or Management Company Employees of the Company or any subsidiary of the Company;

(i)

“Disinterested Shareholder Approval” means the approval by a majority of the votes cast by all shareholders of the Company at a shareholders’ meeting excluding votes attaching to shares beneficially owned by Insiders to whom Options may be granted under the Plan and their associates and, if and as required by the Exchange, all holders of non-voting and subordinate voting shares of the Company shall have full voting rights on any resolution requiring Disinterested Shareholder Approval;

(j)

“Employee” means:

(i)

an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada);

(ii)

an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)

an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;

(k)

“Exchange” means the TSX Venture Exchange or any other principal stock exchange on which the Shares may be listed from time to time;

(l)

“Insider” in relation to the Company means:

(i)

a director or senior officer of the Company;

(ii)

a director or senior officer of a company that is an Insider or subsidiary of the Company; or

(iii)

a person that beneficially owns or controls, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all outstanding Shares;

(m)

“Investor Relations Activities” means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, except for such activities that the Exchange specifically states to not be Investor Relations Activities;

(n)

“Management Company Employee” means an individual employed by an entity providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding an entity engaged in Investor Relations Activities;

(o)

“Market Price” in relation to a Share subject to an Option on the Date of Grant of the Option means the last closing price of the Shares on the Exchange before such Date of Grant;

(p)

“Option” means an option to purchase Shares granted under or subject to the terms of the Plan, including the Pre-Plan Options;

(q)

“Option Instrument” means either a written agreement between the Company and an Optionee or a certificate issued by the Company to an Optionee, that sets forth the terms, conditions and limitations applicable to an Option or Pre-Plan Option;

(r)

“Option Period” means the period during which an Option may be exercised;

(s)

“Optionee” means a person to whom an Option has been granted under the terms of the Plan or who holds an Option that is otherwise subject to the terms of the Plan;

(t)

“Plan” means this Stock Option Plan of the Company;

(u)

“Pre-Plan Options” has the meaning set forth in section 4.2;

(v)

“Promoter” has the meaning set forth in the Securities Act, R.S.B.C. 1996, c.418, as amended;

(w)

“Shares” means common shares without par value in the capital of the Company; and

(x)

“Significant Shareholder” means a person holding securities of a company that carry more than 10% of the voting rights attached to that company’s securities both immediately before and after the transaction in which securities are issued, and who have elected or appointed or have the right to elect or appoint one or more directors or senior officers of that company.

3.

Administration of the Plan

3.1

The Plan shall be administered by the Committee. With respect to Option grants to directors of the Company, the Board shall serve as the Committee. With respect to any other Options the Board may specifically constitute a committee of two or more directors of the Company as the Board may designate from time to time to serve as the Committee for the Plan, all of the members of which shall be and remain directors of the Company. Notwithstanding the foregoing, the Board may at any time act as the Committee to administer the Plan with respect to all of the Plan or certain participants and/or awards made or to be made under the Plan.

3.2

The Committee shall have full and exclusive power to interpret the Plan, to adopt such rules, regulations and guidelines for carrying out the Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of the Plan, and to reserve and issue Shares issuable pursuant to the exercise of Options. The Committee may, in its discretion but subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company, provide for the extension of the exercisability of an Option, accelerate the vesting or exercisability of any Option, eliminate or make less restrictive any restrictions contained in an Option, waive any restriction or other provision of the Plan or an Option or otherwise amend or modify an Option in any manner that is either (a) not adverse to the Optionee holding such Option or (b) consented to by such Optionee. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of the Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. No member of the Committee shall be liable for anything done or omitted to be done by such member, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under the Plan, except for such member’s own willful misconduct or as expressly provided by statute.

3.3

All administrative costs of the Plan shall be paid by the Company.

4.

Eligibility

4.1

Options may be granted to Employees, Directors/Officers and Consultants (and Consultant Companies as may be permitted by the Exchange) who are in the opinion of the Committee in a position to contribute to the success of the Company or any of its Affiliates or who, by virtue of their service to the Company or any predecessors thereof or to any of its Affiliates are, in the opinion of the Committee, worthy of special recognition. The granting of Options is entirely discretionary and nothing in this Plan shall be deemed to give any person any right to participate in this Plan or to be granted an Option and designation of an Optionee in any year shall not require the designation of such person to receive an Option in any other year. The Committee shall consider such factors as it deems pertinent in selecting participants and in determining the amount and terms of their respective Options.

4.2

Any options previously granted by the Company (the “Pre-Plan Options”) which remain outstanding as at November 8, 2011 will be deemed to have been issued under and will be governed by the terms of the Plan and, in the event of any inconsistency between the terms of the agreements governing the Pre-Plan Options and the terms of the Plan, the terms of such agreements shall govern. Any Shares issuable upon exercise of the Pre-Plan Options will be included for the purpose of calculating the amounts set out in sections 5 and 6 hereof.

4.3

Subject to any applicable regulatory approvals, Options may also be granted under the Plan in exchange for outstanding options granted by the Company or any predecessor company thereof or any Affiliate thereof, whether such outstanding options are granted under the Plan, under any other stock option plan of the Company or any predecessor company or any Affiliate thereof, or under any stock option agreement with the Company or any predecessor corporation or Affiliate thereof.

4.4

Subject to any applicable regulatory approvals, Options may also be granted under the Plan in substitution for outstanding options of another company in connection with a plan of arrangement or exchange, amalgamation, merger, consolidation, acquisition of property or shares, or other reorganization between or involving such other company and the Company or any of its subsidiaries.

5.

Number of Shares Reserved under the Plan

The maximum number of Shares issuable pursuant to the exercise of outstanding Options granted under the Plan, including Shares issuable upon exercise of the Pre-Plan Options, shall be 10% of the issued and outstanding Shares from time to time.

6.

Number of Optioned Shares per Optionee

The determination regarding the number of Shares that may be the subject of Options granted to each Optionee pursuant to an Option will be made by the Committee and will take into consideration the Optionee’s present and potential contribution to the success of the Company and applicable legal and regulatory requirements and, if and for so long as the Shares are listed on the Exchange, shall be subject to the following limitations:

(a)

Subject to sections 6(b) and 6(c), the aggregate number of Shares that may be reserved for issuance pursuant to the Plan, or as incentive stock options, to any one Optionee in a 12-month period must not exceed 5% of the issued and outstanding Shares (determined at the Date of Grant) unless, if and as may be required by the Exchange, the Company has obtained Disinterested Shareholder Approval;

(b)

The number of Shares subject to Options granted to any one Consultant in a 12-month period must not exceed 2% of the issued and outstanding Shares (determined at the Date of Grant);

(c)

The aggregate number of Shares subject to Options granted to all Optionees who are employed to provide Investor Relations Activities must not exceed 2% of the issued and outstanding Shares in any 12-month period (determined at the Date of Grant); and

(d)

Subject to any longer vesting period as may be set out in the related Option Instrument, an Option granted to a Consultant performing Investor Relations Activities shall vest in stages over 12 months with no more than 25% of the Shares subject to the Option vesting in any three-month period.

7.

Price

7.1

The exercise price per Share subject to an Option shall be determined by the Committee at the time the Option is granted, provided that, if and for so long as the Shares are listed on the Exchange, the exercise price shall not be less than the Market Price less applicable discounts permitted by the Exchange, or such other minimum exercise price as may be required by the Exchange.

7.2

Subject to applicable regulatory requirements and approval, the Committee may reprice the prevailing exercise price of an Option. Any reduction in the exercise price of an Option held by an Optionee who is an Insider at the time of the proposed amendment is, however, subject to Disinterested Shareholder Approval if and as may be required by the Exchange.

8.

Term and Exercise of Options

8.1

The Option Period shall be determined by the Committee at the time the Option is granted and may be up to five years from the Date of Grant, except as the same may be reduced pursuant to the provisions of section 10. Subject to the applicable maximum Option Period provided for in this section 8.1 and subject to applicable regulatory requirements and approvals, the Committee may extend the Option Period for an Option.

8.2

The vesting schedule for each Option shall be determined by the Committee at the time the Option is granted and shall be specified in the Option Instrument in respect of the Option.

8.3

Notwithstanding the foregoing provision of this section 8, if there is a takeover bid or tender offer made for all or any of the issued and outstanding Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable in order to permit the Shares issuable under such Options to be tendered to such bid or offer.

8.4

The vested portion of Options will be exercisable, either all or in part, at any time after vesting. If less than all of the Shares included in the vested portion of any Option are purchased, the remainder may be purchased, subject to the Option’s terms, at any subsequent time prior to the expiration of the Option Period.

8.5

The exercise of any Option will be contingent upon receipt by the Company of payment for the full exercise price of the Shares being purchased in cash by way of certified cheque or bank draft. No Optionee or the legal representatives, legatees or distributees of the Optionee will be, or will be deemed to be, a holder of any Shares subject to an Option under the Plan unless and until certificates for such Shares are issued to the Optionee or such other persons under the terms of the Plan.

9.

Stock Option Instrument

Upon the grant of an Option to an Optionee, an Option Instrument shall be executed by the Company (and executed by the Optionee, if the Option Instrument is in the form of an option agreement) which shall set out the number of Shares subject to the Option, the exercise price per Share, the Option Period, and the vesting schedule for the Option and incorporating the terms and conditions of the Plan and any other requirements of applicable regulatory authorities and such other terms and conditions as the Committee may determine are necessary or appropriate, subject to the terms of the Plan. Without limiting the generality of the foregoing and if and for so long as the Company is listed on the Exchange, for Options granted to Employees, Consultants or Management Company Employees, the Company is required to represent in an Option Instrument that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

10.

Effect of Termination of Employment, Engagement or Death

10.1

Options granted to any Optionee who is a Director/Officer, Employee, Consultant, Management Company Employee or a person who is engaged in Investor Relations Activities for the Company shall expire on the earlier of: (a) that date which is 30 days after the Optionee ceases to be in at least one of such categories unless an earlier date is provided for in the related Option Instrument, and (b) the expiry of the Option Period. The Committee may, in its sole discretion, extend the period specified in the aforementioned subparagraph (a) in respect of any Option for a specified period up to the expiry of the Option Period.

10.2

Notwithstanding section 10.1, in the event of the death of an Optionee while in service to the Company, each outstanding Option (to the extent then vested, if applicable, and not exercised) shall be exercisable until the earlier of (a) the expiration of one year following such death unless an earlier date is provided for in the Optionee’s Option Instrument, and (b) the expiry of the Option Period, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or by the laws of descent and distribution.

10.3

Notwithstanding the foregoing provisions of this section 10 and subject to any applicable regulatory approvals, the Committee may, in its discretion, provide for the extension of the exercisability of an Option for any period that is not beyond the applicable expiration date thereof, accelerate the vesting or exercisability of an Option, eliminate or make less restrictive any restrictions governing an Option, waive any restriction or other provision of this Plan or an Option or otherwise amend or modify the Option in any manner that is either (a) not adverse to such Optionee or (b) consented to by such Optionee.

11.

Adjustment in Shares Subject to the Plan

11.1

The exercise price for and the number of Shares covered by an Option will be adjusted, with respect to the then unexercised portion thereof, by the Committee from time to time (on the basis of such advice as the Committee considers appropriate, including, if considered appropriate by the Committee, a certificate of the auditor of the Company) in the event and in accordance with the provisions and rules set out in this section 11. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Committee, and any such determination will be binding on the Company, the optionee and all other affected parties.

(a)

In the event that a dividend is declared upon the Shares, payable in Shares (other than in lieu of dividends paid in the ordinary course), the number of Shares then subject to any Option shall be adjusted by adding to each such Share the number of Shares which would be distributable thereon if such Share had been outstanding on the date fixed for determining shareholders entitled to receive such stock dividend.

(b)

In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other securities of the Company or of another corporation, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then there shall be substituted for each Share subject to any Option the number and kind of Shares or other securities of the Company or another corporation into which each outstanding Share shall be so changed or for which each such Share shall be exchanged.

(c)

In the event that there is any change, other than as specified above in this section 11, in the number or kind of outstanding Shares or of any securities into which such Shares shall have been changed or for which they shall have been exchanged, then, if the Committee, in its sole discretion, determines that such change equitably requires an adjustment to be made in the number or kind of Shares then subject to any Option, an equitable adjustment shall be made in the number or kind of Shares, such adjustment shall be made by the Committee and be effective and binding for all purposes.

(d)

In the event that the Company distributes by way of a dividend, or otherwise, to all or substantially all holders of Shares, property, evidences of indebtedness or shares or other securities of the Company (other than Shares) or rights, options or warrants to acquire Shares or securities convertible into or exchangeable for Shares or other securities or property of the Company, other than as a dividend in the ordinary course, then, if the Committee, in its sole discretion, determines that such action equitably requires an adjustment in the exercise price of the Option or number of Shares subject to any Option, or both, such adjustment shall be made by the Committee and shall be effective and binding for all purposes.

11.2

In the case of any such substitution or adjustment as provided for in this section 11, the exercise price in respect of each Option for each Share covered thereby prior to such substitution or adjustment will be proportionately and appropriately varied, such variation shall generally require that the number of Shares or securities covered by the Option after the relevant event multiplied by the varied option exercise price be equal to the number of Shares covered by the Option prior to the relevant event multiplied by the original exercise price of the Option.

11.3

No adjustment or substitution provided for in this section 11 shall require the Company to issue a fractional share in respect of any Option. Fractional shares shall be eliminated.

11.4

The grant of an Option shall not affect in any way the right or power of the Company to effect adjustments, reclassifications, reorganizations, arrangements or changes of its capital or business structure, or to amalgamate, merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

12.

Non-Assignability

All Options, benefits and rights accruing to any Optionee in accordance with the terms and conditions of the Plan are non-assignable and non-transferable, except as specifically provided in section 10.2 in the event of the death of the Optionee. During the lifetime of the Optionee, all such Options, benefits and rights may only be exercised by the Optionee.

13.

Employment

Nothing contained in the Plan shall confer upon any Optionee any right with respect to employment or continuance of employment with, or the provision of services to, the Company or any of its Affiliates, or interfere in any way with the right of the Company or any of its Affiliates to terminate the Optionee’s employment or services at any time. Participation in the Plan by an Optionee is voluntary.

14.

Record Keeping

The Company shall maintain a register in which shall be recorded or maintained:

(a)

the name and address of each Optionee;

(b)

the number of Shares subject to Options granted to each Optionee, the number of Shares issued to each Optionee upon the exercise of Options, and the number of Shares subject to Options remaining outstanding;

(c)

a copy of each outstanding Option Instrument; and

(d)

such other information as the Committee may determine.

15.

Regulatory Approvals

15.1

The Plan is subject to the approval of regulatory authorities having, or which may have, jurisdiction over the securities of the Company, and the Board is authorized to amend the text thereof from time to time in order to comply with any changes thereto required by such applicable regulatory authorities.

15.2

The obligation of the Company to issue and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchange or stock quotation system on which the Shares are listed for trading or quoted which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Optionee for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any exercise price for an Option paid to the Company shall be returned to the Optionee.

16.

Hold Periods, Securities Regulation and Tax Withholding

16.1

If and for so long as the Company is listed on the Exchange and in addition to any resale restrictions under applicable securities laws, for Options (a) having an exercise price per Share that is less than the Market Price or (b) granted to an Optionee who is a director, officer, Promoter or Significant Shareholder of the Company, any Shares issued on the exercise of such Options will be subject to a four-month hold period commencing on the particular Date of Grant of the Option, and certificates for the Shares will bear a restrictive legend setting out any such applicable hold period.

16.2

Where necessary to effect exemption from registration or distribution of the Shares under securities laws applicable to the securities of the Company, an Optionee shall be required, upon the acquisition of any Shares upon the exercise of Options, to acquire such Shares with investment intent (i.e. for investment purposes) and not with a view to their distribution, and to present to the Committee an undertaking to that effect in a form acceptable to the Committee. The Committee may cause a legend or legends to be placed upon any certificates for the Shares to make appropriate reference to applicable resale restrictions. The Committee may take such other action or require such other action or agreement by such Optionee as may from time to time be necessary to comply with applicable securities laws. This provision shall in no way obligate the Company to undertake the registration or qualification of any Options or the underlying Shares under any securities laws applicable to the securities of the Company.

16.3

The Committee and the Company may take all such measures as they deem appropriate to ensure that the Company’s obligations under the withholding provisions under income tax laws applicable to the Company and other provisions of applicable laws are satisfied with respect to the issuance of Shares pursuant to the Plan or the grant or exercise of Options under the Plan.

16.4

Issuance, transfer or delivery of certificates for Shares purchased pursuant to the Plan may be delayed, at the discretion of the Committee, until the Committee is satisfied that the applicable requirements of securities and income tax laws have been met.

17.

Amendment and Termination of Plan

The Board reserves the right to amend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board; provided, however, that no such amendment or termination shall adversely affect any outstanding Options granted under the Plan without the consent of the Optionee. Any amendment to the Plan shall also be subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where applicable, the approval of the shareholders of the Company (except where an amendment is made pursuant to section 15.1 hereof).

18.

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

19.

General Provisions

19.1

Nothing contained in the Plan shall prevent the Company or any of its Affiliates from adopting or continuing in effect other compensation arrangements, which may, but need not, provide for the issuance of securities of the Company (subject to shareholder approval if such approval is required by applicable securities regulatory authorities) and such arrangements may be either generally applicable or applicable only in specific cases.

19.2

The validity, construction and effect of the Plan and any rules and regulations relating to the Plan and any Option Instrument, and all determinations made and actions taken pursuant hereto shall be governed by and determined in accordance with the laws of the Province of British Columbia, Canada.

19.3

If any provision of the Plan or any Option is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or Option, or would disqualify the Plan or any Option under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Option, such provision shall be stricken as to such jurisdiction, person or Option and the remainder of the Plan and any such Option shall remain in full force and effect.

19.4

Neither the Plan nor any Option shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any of its Affiliates and an Optionee or any other person.

19.5

Headings are given to the sections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

20.

Term of the Plan

20.1

The Plan shall be effective as of November 8, 2011, subject to all necessary regulatory approvals pursuant to section 15 hereof. Insofar as the Shares are listed for trading on the Exchange, the Plan shall be subject to any necessary shareholder approval as may be required by the Exchange.

20.2

The Plan shall be effective until November 8, 2021 unless the Plan is earlier terminated by the Board pursuant to section 17 hereof, and no Option shall be granted under the Plan after that date. Unless otherwise expressly provided in the Plan or in an applicable Option Instrument, any Option granted hereunder may, and the authority of the Board to amend, alter, adjust, suspend, discontinue or terminate any such Option or to waive any conditions or rights under any such Option shall, continue after November 8, 2021 or any earlier termination date of the Plan.